UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ______________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

 ______________________

TITANIUM ASSET MANAGEMENT CORP.

 (Name of Subject Company (Issuer))

 ______________________

TAMCO ACQUISITION, LLC
TAMCO HOLDINGS, LLC

 (Name of Filing Persons (Offeror))

NIS ACQUISITION LLC

BOYD-TAMCO HOLDINGS, LLC
(Name of Filing Persons — (Other Person(s))

 ______________________

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

U8885X107

(CUSIP Number of Class of Securities)

Jonathan B. Hoenecke

TAMCO Acquisition, LLC

777 E. Wisconsin Avenue

Milwaukee, WI 53202

Tel: (414) 765-1980

Fax: 414-765-1998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

______________________

With a copy to:

Gregory J. Bynan

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-7342

_____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,892,177.92	$1,349.30

*Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Company”), other than Shares owned by TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”) at a purchase price of $1.08 per Share, net to the seller in cash. According to the Company, as of September 9, 2013, there were 19,744,824 Shares issued and outstanding, of which 10,585,400 Shares are owned by Parent. As a result, this calculation assumes the purchase of 9,159,424 Shares.

**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued by the Securities and Exchange Commission, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,349.30	Filing Party:	TAMCO Acquisition, LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) amends and supplements the Schedule TO relating to the offer by TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Company”), that are not already owned by Parent, Purchaser and their subsidiaries at a price of $1.08 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 12, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 2 is being filed to amend and supplement Item 12 as reflected below.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(5)(E)	Form of Letter to United Kingdom Nominees requesting beneficial owner information.

(a)(5)(F)	Form of Affidavit of Lost Certificate for use by Nominees.

(a)(5)(G)	Form of Affidavit of Lost Certificate for use by Record Holders.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2013

TAMCO HOLDINGS, LLC

By:	/s/ Jonathan Hoenecke
Name: Jonathan Hoenecke
Title: Secretary

TAMCO ACQUISITION, LLC

By:	/s/ Jonathan Hoenecke
Name: Jonathan Hoenecke
Title: Secretary

NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Name: Jonathan Hoenecke
Title: Secretary

BOYD-TAMCO LLC

By:	/s/ Brian L. Gevry
Name: Brian L. Gevry
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 12, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Stockholders of Titanium Asset Management Corp.*

(a)(1)(G)	Summary Advertisement as published in the Investor’s Business Daily on September 12, 2013.*

(a)(5)(A)	Letter dated April 17, 2013 to the Board of Directors of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2013).*

(a)(5)(B)	Press Release of the Company dated April 22, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2013).*

(a)(5)(C)	Joint Press Release issued by the Company and Parent dated September 9, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2013).*

(a)(5)(D)	Joint Press Release issued by the Company and Parent dated September 12, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2013).*

(a)(5)(E)	Form of Letter to United Kingdom Nominees requesting beneficial owner information.

(a)(5)(F)	Form of Affidavit of Lost Certificate for use by Nominees.

(a)(5)(G)	Form of Affidavit of Lost Certificate for use by Record Holders.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2013, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2013).*

(d)(2)	Debt Commitment Letter, dated as of September 5, 2013, between Park Bank and Parent.*

(d)(3)	Form of Tender and Support Agreement among the Company, Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2013).*

(g)	None.

(h)	None.

*Previously filed.

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